

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2008

Via U.S. Mail and Facsimile

Kent Watts
President, Chief Executive Officer, and Chairman of the Board
Hyperdynamics Corporation
One Sugar Creek Center Boulevard, Suite 125
Sugar Land, TX 77478

> **Re:** **Hyperdynamics Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 2, 2008**
> **File No. 1-32490**

Dear Mr. Watts:

We have reviewed your amended filing and your response letter dated December 9, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis

1. We note your response to our prior comment 3 and reissue the comment in part. Please address how the Compensation Committee determined the values and amounts of compensation to be applied to pay each element of compensation for the named executive officers. In particular, address how the compensation committee's evaluation of each named executive officer determined his or her base salary based on the "level of responsibility, skills, knowledge, experience, and contribution to Hyperdynamics' business."

In addition, we note that you disclose that both Messrs Watts and Briers are provided a company car and although such benefit is included in your Summary Compensation Table for Mr. Watts as an amount included as "All Other Compensation," it is not similarly included with respect to Mr. Briers. Please provide the disclosure of all perquisites provided to each of the named executive officers, including but not limited to, any amounts provided Mr. Briers for a company car. To the extent that you believe that there are factors or circumstances that would justify differentiating the types, means or need for disclosure of similar perquisites among the various named executive officers, please include a detailed discussion of such factors and circumstances.

2. Please provide how the compensation committee negotiated the number of option awards provided in each named executive officer's contract to tie the awards to your results for each year. Please include factors used by the compensation committee to determine the number of options to provide each named executive officer.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Douglas Brown
        Joel Seidner (281) 667-3292